UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

SPERO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

84833T 10 3

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) X
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,934,006
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,934,006
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,934,006 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% of the shares of Common Stock (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1) Common Stock are held of record by S.R. One, Limited (“SR One”), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

(2) Based on 18,149,182 shares of the Issuer’s common stock outstanding as of July 12, 2018, upon the closing of the Issuer’s public offering as reported in the Issuer’s prospectus dated July 12, 2018 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2018, pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

Cusip No. 84833T 10 3	13D/A1	Page 3 of 8

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on November 16, 2017 (the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Spero Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 675 Massachusetts Avenue, 14th Floor, Cambridge, Massachusetts 02139. This amendment is filed to disclose a change in beneficial ownership of the Reporting Person as a result of purchase of shares of Common Stock in the Offering (as defined below) and an increase in the number of shares of the Issuer’s Common Stock outstanding. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.  Identity and Background.

The response set forth in the first paragraph of Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety, and replacing it with Schedule 1 attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On July 12, 2018, the Issuer announced the pricing of a public offering of 3,780,000 shares of its common stock and 2,220 shares of its non-voting Series A Convertible Preferred Stock. S.R. One acquired from the Issuer 80,000 shares of Common Stock, at the public offering price of $12.50 per share (the “Offering”). The Offering closed on July 17, 2018. The total consideration paid by S.R. One for these shares was $1,000,000, and such consideration was obtained from the working capital of S.R. One. The net result of the transaction decreased S.R. One’s ownership from 13.3% to 10.7% using the Common Stock outstanding after this offering of 18,149,182 shares.

Item 4.  Purpose of Transaction.

The response set forth in Item 4, paragraph 1, of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Effective February 1, 2018, Vikas Goyal voluntarily resigned from the Board of Directors of the Issuer (the “Board”). Mr. Goyal has served on the Board since September 2013.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Items 5 (a) and (b) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

a.	GlaxoSmithKline plc beneficially owns 1,934,006 shares of Common Stock, which represents 10.7% of the 18,149,182 shares of Common Stock outstanding based on

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18,149,182 shares of Common Stock outstanding as of July 12, 2018, upon the closing of the offering, as reported in the Final Prospectus;

b.	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 1,934,006 shares of Common Stock described in Item 5a above.

Cusip No. 84833T 10 3	13D/A1	Page 5 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2018

GLAXOSMITHKLINE PLC

By: /s/ Victoria A. Whyte

Name: Victoria A. Whyte
Title: Authorized Signatory

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SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Indian
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Sir Philip Hampton	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Cusip No. 84833T 10 3	13D/A1	Page 7 of 8

Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss
Dr. Hal Barron	269 E. Grand Avenue South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US

Corporate Executive Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Manufacturing & Supply	Irish
Luc Debruyne	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Belgian
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British

Cusip No. 84833T 10 3	13D/A1	Page 8 of 8

Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	US
Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Daniel Troy	The Navy Yard 5 Crescent Drive Philadelphia, PA 19112	Senior Vice President & General Counsel	US
Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian
Dr. Hal Barron	269 E. Grand Avenue South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US